500 Boylston Street, Boston, Massachusetts 02116-3741

Phone 617-954-5182 / Fax 617-954-7812

October 17, 2011

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Preliminary Schedule 14A for MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732) (the “Trust”), this letter sets forth our responses to your comments on the Trust’s Preliminary Schedule 14A filed on September 23, 2011.

President’s Letter

1.	Comment: Please include disclosure to (i) provide the name of the entity associated with the toll-free number in the last paragraph; and (ii) direct contract owners to contact their respective insurance company for further information.

Response: The requested disclosures will be made.

Notice

2.	Comment: Please include disclosure to clarify that Item 3 is to approve revisions to, in addition to restatements of, certain fundamental investment restrictions of each Portfolio effective January 1, 2012.

Response: The requested disclosure will be made.

3.	Comment: Please provide a more direct internet link for access to the proxy statement.

Response: Disclosure providing detailed instructions for navigating to the MFS.com page with access to the proxy statement will be made.

Securities and Exchange Commission

October 17, 2011

Proxy Statement - Item 1

4.	(a) Comment: Please include disclosure to clarify that (i) the total number of funds sponsored by MFS, one hundred thirty-eight (138), includes the twenty-five (25) series of the Trust, six (6) variable accounts for which the Current Trustees serve as Managers, and one hundred seven (107) funds overseen by each Nominee; (ii) the six (6) variable accounts are currently subject to a proposal, which is not a subject of this proxy statement, to transfer the investment-related assets and liabilities of each variable account to certain portfolios of the Trust; and (iii) the ninety-six (96) funds from which each Nominee received compensation during calendar year 2010 are the only funds that paid compensation to each Nominee.

Response: The requested disclosures will be made.

(b) Comment: Please confirm that the compensation paid by Massachusetts Financial Services Company (“MFS”) to the advisory board will not be reimbursed by a Portfolio in future years.

Response: The compensation paid by Massachusetts Financial Services Company (“MFS”) to the Advisory Board, which will advise MFS with respect to the transition of the oversight of the Trust to a new board, will not be reimbursed by a Portfolio in future years.

5.	Comment: Please include disclosure in the “Other Directorships” column of the Trustee and Nominee tables to indicate when a Trustee or Nominee does not hold any such position.

Response: The requested disclosure will be made.

6.	Comment: Please include disclosure stating whether deferred compensation paid under the Retirement Benefit Deferral Plan, if any, is included in the Nominee compensation table for calendar year 2010.

Response: The requested disclosure will be made.

Proxy Statement - Item 2

7.	(a) Comment: Under “G. Compensation of the Adviser,” please include disclosure to explain why some fee breakpoints are not included in the New Agreement.

Response: The requested disclosure will be made.

(b) Under “D. Brokerage Transactions,” please include disclosure indentifying the Portfolios that do not have provisions similar to those of the New Agreement with respect to MFS’ ability to cause a Portfolio to pay a broker or dealer a higher commission than another broker or dealer might have charged

Securities and Exchange Commission

October 17, 2011

for affecting that transaction, if MFS determines, in good faith, that the higher commission was reasonable in relation to the value of brokerage and research services provided by the broker or dealer.

Response: Upon review of the Current Agreements, MFS determined that the each Portfolio’s Current Agreement has a similar provision which does not differ materially or substantively from the New Agreement and disclosure to that effect will be made.

(c) Comment: Under “E. Sub-Advisory Agreements,” please include disclosure that (i) summarizes the limitations on MFS’ ability to engage a sub-adviser; and (ii) states whether MFS is proposing a manager-of-managers arrangement. If MFS is proposing a manager-of-managers arrangement, include a separate sub—item under Item 2 for approval by shareholders.

Response: MFS is not proposing a manager-of-managers arrangement so no disclosure regarding such an arrangement is included. The balance of the requested disclosure will be made.

(d) Comment: Please move the fee and expense table in Appendix 27 to sub-section (b) of “F. Expenses.”

Response: The requested change will be made.

(e) Comment: Please confirm that no Portfolio’s fundamental investment policies will be affected by the proposed provisions of the New Agreement described in “I. Covenants of Adviser.”

Response: The proposed “Covenants of Adviser” provisions of the New Agreement do not affect any Portfolio’s fundamental investment policies.

(f) Comment: Please confirm whether the proposed provisions of the New Agreement described in “K. Limitations of Liability of MFS” provide MFS with greater protection from liability than under the Current Agreements.

Response: The proposed provisions of the New Agreement described in “K. Limitations of Liability of MFS” do not provide MFS with greater protection from liability than under the Current Agreements.

Proxy Statement - Portfolio Information

8.	Comment: Please include disclosure in the “Other Directorships” column of the Officer table to indicate when an Officer does not hold any such position.

Response: The requested disclosure will be made.

Securities and Exchange Commission

October 17, 2011

Proxy Statement - Voting Information

9.	Please include disclosure to clarify MFS’ ownership interest in MFS Blended Research Growth Portfolio, MFS Blended Research Value Portfolio, and MFS Value Portfolio.

Response: The requested disclosure will be made.

General Comments

10.	Comment: Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Proxy Statement.

Response: A “Tandy” representation letter will be filed on or before the date hereof.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5182.

Sincerely,

/s/ SUSAN S. NEWTON
Susan S. Newton
Assistant Secretary